May 19, 2010


Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561


Re:  Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Thank you for your review of Amendment No. 5 to the Company's Form S-1, as filed on April 16, 2010 and your related response dated April 26, 2010.

The Company has made what it feels are the appropriate changes in response to and as set forth in your comments and will have filed its Amendment No. 6 by the time you receive the hard copy this reply.

Enclosed with this cover letter are two "marked" copies of our Amendment
No. 6 to help expedite your review. The respective comment numbers have been provided and circled in the margins to the left of where the applicable change was made.

Set forth below are our responses, provided to help key you to the areas within the Prospectus that have been modified, as per the comments provided by way of your review. Each is numbered according to your specific comment.

1. The Use of Proceeds table has been revised accordingly, in response to your comment. See pages 15, 16, and 17.

2. The financial statements have been updated accordingly. Please also note that dates and figures/amounts have been updated throughout the filing to properly correspond with the updated financial statements.

We trust that these changes will adequately address the comments as set forth in your letter dated April 26, 2010.

Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 6, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.

/s/ Kevin Nichols
-----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.